Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sterling Bancorp:

We consent to the use of our report dated March 13, 2009, except as to Note 1(t) which is as of February 25, 2010, with respect to the consolidated balance sheet of Sterling Bancorp and subsidiaries as of December 31, 2008, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2008, and the consolidated statement of condition of Sterling National Bank and subsidiaries as of December 31, 2008, which report appears in the December 31, 2009 Annual Report on Form 10-K of Sterling Bancorp, incorporated by reference in the registration statement on Form S-3 dated January 24, 2011, and to the reference to our firm as experts under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

January 24, 2011